UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 26)*
AutoZone, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
053332102

(CUSIP Number)

John G. Finley, Esq.	David A. Katz, Esq.
Simpson Thacher & Bartlett LLP	Wachtell, Lipton, Rosen & Katz
425 Lexington Avenue	51 West 52nd Street
New York, New York 10017	New York, New York 10019
(212) 455-2000	(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 29 Pages

CUSIP No.	053332102	PAGE	2	OF	29

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		13,073,563

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,073,563

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	3	OF	29

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		71,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	4	OF	29

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,003,476

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,003,476

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	PAGE	5	OF	29

1	NAME OF REPORTING PERSON Acres Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,875,557

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,875,557

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	6	OF	29

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		71,771

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,771

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	PAGE	7	OF	29

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,937,364

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,937,364

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	PAGE	8	OF	29

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		22,884,692

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,884,692

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	053332102	PAGE	9	OF	29

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		22,928,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,928,783

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,928,783

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.22%

14	TYPE OF REPORTING PERSON

	IN

     This Amendment No. 26 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 26 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Institutional, Investors, Acres, RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.
Item 4. Purpose of Transaction
Item 4 is hereby amended by inserting the following disclosure at the end:
     On June 25, 2008, the Issuer and the Filing Persons entered into the Agreement (as defined in Item 6 below), setting forth certain understandings and agreements regarding the voting by the Filing Persons of certain Shares, the disposition of Shares by the Filing Persons, the potential acquisition of all or substantially all of the Shares not owned by the Filing Persons and related matters, including the appointment of additional directors identified by the Filing Persons. The description of the Agreement and related matters under Item 6 below is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 22,928,783 Shares (which represents approximately 36.22% of the 63,303,490 Shares outstanding as of June 24, 2008).

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
ESL Partners, L.P.	22,928,783 (1)	36.22%	13,073,563	0	13,073,563	0

ESL Institutional Partners, L.P.	22,928,783 (1)	36.22%	71,771	0	71,771	0

ESL Investors, L.L.C.	22,928,783 (1)	36.22%	3,003,476	0	3,003,476	0

Acres Partners, L.P.	22,928,783 (1)	36.22%	5,875,557	0	5,875,557	0

RBS Investment Management, L.L.C.	22,928,783 (1)	36.22%	71,771 (2)	0	71,771 (2)	0

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED	SHARES	POWER		POWER	POWER		POWER
RBS Partners, L.P.	22,928,783 (1)	36.22%	16,937,364	(3)	0	16,937,364	(3)	0

ESL Investments, Inc.	22,928,783 (1)	36.22%	22,884,692	(4)	0	22,884,692	(4)	0

Edward S. Lampert	22,928,783 (1)	36.22%	22,928,783	(1)	0	22,928,783	(1)	0

(1)	This number consists of 13,073,563 Shares held by Partners, 71,771 Shares held by Institutional, 3,003,476 Shares held in an account established by the investment member of Investors, 5,875,557 Shares held by Acres, 860,325 Shares held by RBS, 22,150 Shares held by Mr. Lampert and 21,941 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

(2)	This number consists of 71,771 Shares held by Institutional.

(3)	This number consists of 13,073,563 Shares held by Partners, 3,003,476 Shares held in an account established by the investment member of Investors and 860,325 Shares held by RBS.

(4)	This number consists of 13,073,563 Shares held by Partners, 71,771 Shares held by Institutional, 3,003,476 Shares held in an account established by the investment member of Investors, 860,325 Shares held by RBS and 5,875,557 Shares held by Acres.
     (c) There have been no transactions in Shares by any of the Filing Persons since April 22, 2008, the date of the last Amendment on Schedule 13D by the Filing Persons.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by inserting the following disclosure at the end:
     On June 25, 2008, the Issuer and the Filing Persons entered into an Agreement (the “Agreement”), setting forth certain understandings and agreements regarding the voting by the Filing Persons of certain Shares, the disposition of Shares by the Filing Persons, the potential acquisition of all or substantially all of the Shares not owned by the Filing Persons and related matters, including the appointment of additional directors identified by the Filing Persons.
     Under the terms of the Agreement, the Filing Persons have agreed to vote all Shares owned by the Filing Persons in excess of certain thresholds (whether as a result of Share repurchases by the Issuer or additional purchases of Shares by the Filing Persons) on matters proposed from time to time for a stockholder vote, in the same proportion as Shares not owned by the Filing Persons are actually voted. For an initial period ending after the annual meeting of stockholders of the Issuer held to elect directors following the conclusion of the Issuer’s fiscal year ending on August 29, 2009, the applicable percentage threshold is 40% of the then outstanding Shares. Thereafter, so long as the Agreement remains in effect, the applicable percentage threshold is 37.5%. Shares owned by the Filing Persons under the applicable threshold have no voting limitations. As part of the Agreement, the Issuer has agreed not to take actions, including the adoption of a stockholder rights plan, to prevent future purchases of Shares by the Filing Persons.
     In the Agreement, the Filing Persons have also agreed, among other things, that the Filing Persons generally will not dispose of any Shares to a third party at a price above the then prevailing market price per Share, without taking appropriate steps to ensure that the purchaser of such shares simultaneously provides all other holders of Shares with an opportunity to dispose of a number of Shares (representing, for each Issuer stockholder, the same proportion of owned Shares as the Filing Persons proposes to dispose of) in such transaction on the same terms and conditions, including price per Share, as the Filing Persons. In addition, the Filing Persons have agreed that they would not pursue in the future a transaction resulting in the acquisition of all or substantially all of the Shares not owned by the Filing Persons, without following certain procedures, including consideration and recommendation of the transaction by a committee of independent, disinterested directors unaffiliated with the Filing Persons, unless the transaction is structured as tender offer meeting certain requirements, followed by a merger at the same price per Share if the tender offer is successful.
     Under the terms of the Agreement, the Issuer has agreed to take appropriate actions, once candidates are identified, to add three new members to the Board of Directors of the Issuer (the “Board”). As reflected in the Agreement, it is the intent of the parties that such additions shall occur as promptly as practicable, but in no event later than the annual meeting of stockholders of the Issuer held to elect directors following the conclusion of the Issuer’s fiscal year ending August 30, 2008 (the “2008 Annual Meeting”). One candidate, reasonably acceptable to the Filing Persons, will be identified by an independent search agency retained by the Issuer pursuant to a previously initiated search. Two additional directors will be appointed from candidates identified by the Filing Persons, including candidates who are reasonably acceptable to the Filing Persons suggested by other directors of the Issuer. These two candidates may, at the Filing Persons’ discretion, be officers of Investments and its affiliated investment entities. All three candidates must be reasonably acceptable to both the Filing Persons and a majority of the members of the Nominating and Corporate Governance Committee of the Board and be “independent” under the Issuer’s corporate governance principles and the rules of the NYSE.
     Following the addition of these new directors, the size of the Board will increase to 12, although after considering, among other things, the Filing Persons’ views regarding the size of the Board, we understand that the Issuer expects to reduce the Board’s size to 10 at the 2008 Annual Meeting. The changes in the membership of the Board to achieve the reduction would be reviewed by the Nominating and Corporate Governance Committee in connection with the addition of the new directors and recommended to the Board. During the negotiations regarding the Agreement, the Filing Persons shared their perspective that three of the current directors, the Chairman, Earl G. Graves, Jr. and Theodore W. Ullyot, be included among the directors re-nominated at the 2008 Annual Meeting.
     The Issuer has also agreed to use its commercially reasonable efforts to achieve, no later than February 14, 2009, the last day of the Issuer’s second quarter of the Issuer’s 2009 fiscal year, an adjusted debt/EBITDAR ratio (as such term is used in the Issuer’s quarterly earnings report) of at least 2.5:1. If the Issuer has not achieved the targeted adjusted debt/EBITDAR ratio referenced above by the end of the Issuer’s 2009 second fiscal quarter, the voting limitations described in the second paragraph of this amendment to Item 6 will be suspended until such time as the targeted adjusted debt/EBITDAR ratio is achieved.
     The Agreement, by its terms, will continue in effect until the earliest of (a) the date upon which the Shares owned by the Filing Persons, in the aggregate, constitute less than 25% of the outstanding Shares, (b) the date upon which the Shares owned by the Filing Persons exceed 50% of the then outstanding Shares, provided that the Filing Persons have acquired subsequent to the date of the Agreement additional Shares representing above 10% of the then outstanding Shares and (c) the date upon which the parties (which, in the case of the Issuer, have been authorized by at least two directors representing a majority of the independent and disinterested members of the Board unaffiliated with the Filing Persons) mutually agree in writing that this Agreement and all of its provisions shall no longer be in effect. Termination of this Agreement pursuant to clause (b) above shall not affect the Filing Persons’ obligations described under the third paragraph in this amendment to Item 6.
     The foregoing description is not complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 3 and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended by inserting the following disclosure at the end:

Exhibit No.	Description

3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2008

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ACRES PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

EXHIBIT INDEX

Exhibit No.	Description

3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc.